FORM OF PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, OCTOBER 8TH, 2008
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MITEL NETWORKS CORPORATION
The undersigned hereby appoints Donald W. Smith, Chief Executive Officer and a director of Mitel Networks Corporation (the “Corporation”) or failing him, Steven E. Spooner, Chief Financial Officer of the Corporation, or instead of either of them,                     , as proxy for the undersigned, with full power of substitution, to attend at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, October 8th, 2008 at The Brookstreet Hotel, 525 Legget Drive, Ottawa (Kanata), Ontario, Canada, commencing at 2:30 p.m., Ottawa time, and any adjournment or adjournments thereof (the “Meeting”), to act for and on behalf of the undersigned and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast as if the undersigned was personally present at the Meeting.
The undersigned hereby directs the appointed proxyholder to vote the shares represented by this proxy as follows:
Please mark with a “Ö ”.

1.	Annual Resolution No. 1, as set out in Schedule A to the management proxy circular accompanying this proxy, to elect the following persons as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected:

Dr. Terence H. Matthews
Donald W. Smith
Peter D. Charbonneau
Benjamin H. Ball
Thomas L. Ludwig
Norman Stout
Gilbert S. Palter
Jean-Paul Cossart

	All Classes of Shares	FOR	WITHHOLD

2.	Annual Resolution No. 2, as set out in Schedule B to the management proxy circular accompanying this proxy, to appoint Deloitte & Touche LLP as Auditors and authorize the directors to determine and fix their remuneration as such.

	All Classes of Shares	FOR	WITHHOLD

The shares represented by this proxy will be voted on any ballot that may be called for at the Meeting in the manner specified herein by a shareholder. If instructions are not given with respect to any particular matter and either Donald W. Smith or Steven E. Spooner is appointed proxyholder, the shares represented by this proxy will be voted FOR each such matter.
Discretionary authority is hereby conferred by the undersigned on the appointed proxyholder with respect to amendments or variations to any of the above matters and to any other matters that may properly come before the Meeting. At the date of the management proxy circular accompanying this proxy, management of the Corporation knows of no such other matters.
DATED this                      day of                                         , 2008.

Name of Shareholder(s) [please print]

Signature of Shareholder	Signature of Shareholder (if held Jointly)

PROXY INSTRUCTIONS
PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE OR SENDING IT BY FACSIMILE TO THE CORPORATION AT 613-592-7813 ATTENTION: CORPORATE SECRETARY’S OFFICE.
1.	This proxy must be deposited no later than 12:00 p.m. (noon) on Tuesday, October 7, 2008, being the business day preceding the day of the Meeting .

2.	This proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, where the shareholder is a corporation, must be executed or signed by a duly authorized officer or attorney of the corporation. If this proxy is executed by an attorney for an individual shareholder or by an officer or attorney of a corporate shareholder, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.

3.	If this proxy is not dated in the space provided, it shall be deemed to bear the date on which it was mailed by the management of the Corporation.

4.	The persons named in the enclosed form of proxy are directors or officers of the Corporation. If you wish to appoint some other person or company (who need not be a shareholder) to represent you at the Meeting, you may do so by striking out the name of the persons named in the enclosed form of proxy and inserting the name of your appointee in the blank space provided.

5.	A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by an authorized officer or attorney thereof authorized in writing), at the registered office of the Corporation at any time up to and including the close of business of the last business day preceding the day of the Meeting at which such proxy is to be used, or with the chairman of the Meeting on the day of, but prior to commencement of, the Meeting, or in any other manner permitted by law, and upon either of such deposits such proxy shall be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.